UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February  2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated February 21, 2023	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION The Company's Board of Directors meeting held on 21 February has unanimously adopted the following resolutions: 1. Resignation of Mr. Steven F. Mayer as Executive Chairman and director of the Board Mr. Steven F. Mayer has resigned as Executive Chairman and director of the Company's Board of Directors due to health and other personal reasons by means of a letter addressed to the Board of Directors, effective as of today. The operational improvement plan announced on 15 February, has already been put into effect and its execution will increase shareholder value and improve debt ratio, as well as cash generation and position the company for future growth. The Board of Directors has acknowledged said resignation and expressed its gratitude to Mr. Mayer for his services as Executive Chairman and as member of the Board approving his management. 2. Appointment of Mr. Thomas Glanzmann as new Executive Chairperson of the Board At today's meeting of the Board of Directors, it was also unanimously resolved to appoint director Mr. Thomas Glanzmann as Executive Chairperson, assuming the Chairperson's role from Mr. Steven F. Mayer, effective immediately, with delegation of all the authorities that may be delegated by law and by the Company's Articles of Association, in order to run the Company. Mr. Glanzmann has served as director of Grifols since 2006 and as Grifols Vice-Chair since January 2017 and most of his professional career has been associated with the plasma industry. He has held key roles as President of Baxter Bioscience, CEO of Immuno International, and President of the European Baxter Biotech Group. Currently, Mr. Glanzmann serves as a Board member of Alcon, Inc., where he chairs the Innovation Committee and is a member of the Compensation and Governance Committees. He is a founding partner in a San Francisco based MedTech Fund. To date, he has been the non-Executive Vice-Chairman of the Board of Grifols and Chairman of the Sustainability Committee. Mr. Glanzmann is a graduate of Dartmouth College and holds an MBA from IMD in Switzerland and a Board of Directors Certification from the UCLA Anderson School of Management. The entire Board of Directors and, in particular, Mr. Glanzmann, will continue implementing the operational improvement plan formulated by Mr. Mayer. The commitment to applying the plan started by Mr. Mayer is absolute, also adding a long-term vision for the Company.

3. Reorganization of the Board of Directors, the Sustainability Committee and the Appointments and Remuneration Committee. At the Board of Directors meeting held today, the following resolutions were also unanimously approved: - The removal of Mr. Glanzmann as non-executive Vice-Chairman of the Board of Directors and as member and Chairman of the Sustainability Committee; - The appointment of Mr. Raimon Grifols as Vice-Chairman of the Board, a duty that he will combine with his current Co-CEO responsibility together with Mr. Víctor Grifols Deu; - The appointment of Mr. James Costos as member and Chairman of the Sustainability Committee; and - The removal of Mr. James Costos as member and Chairman of the Appointments and Remuneration Committee and the appointment of Ms. Carina Szpilka as member and Chairperson of such Committee, a responsibility that she will combine with her current responsibilities as the Company's Lead Independent Director and member of the Audit Committee. In Barcelona, on 21 February 2023 Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 21, 2023